                                                                    EXHIBIT 99.2

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

New Issue                                                        March 25, 2002

                               IVANHOE MINES LTD.

                                   $24,196,000

                    9,385,164 COMMON SHARES TO BE ISSUED UPON
                   THE EXERCISE OF 9,385,164 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 9,385,164 common shares ("Common Shares") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of 9,385,164 special warrants (the "Special Warrants") of Ivanhoe. The Special Warrants were issued on January 25, 2002 pursuant to subscription agreements (the "Subscription Agreements") between Ivanhoe and two institutional investors (the "Purchasers"). The price of the Special Warrants was determined by negotiation between Ivanhoe and each Purchaser, and was based on the closing price for Common Shares on the Toronto Stock Exchange (the "TSE") on the date immediately preceding the date that Ivanhoe and each Purchaser entered into a Subscription Agreement. 6,452,800 Special Warrants were issued to the first purchaser at a price of Cdn.$2.50 per Special Warrant (the "First Subscription") and 2,932,364 Special Warrants were issued to the second purchaser at a price of Cdn.$2.75 per Special Warrant (the "Second Subscription"). Ivanhoe sold the Special Warrants directly to the Purchasers without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution". No underwriter has been involved in the preparation of, or has reviewed the contents of, this short form prospectus.

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time until 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of (i) the date of issuance of a receipt for this prospectus by the securities commissions in each of the provinces of British Columbia and Ontario (the "Filing Provinces"); and
(ii) May 25, 2002 (the "Expiry Time"). Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Ivanhoe paid no fees or commissions in connection with the First Subscription or the Second Subscription (the "Offering"), nor will any fees or commissions be payable by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers have any different investment intent in respect of the Special Warrants and their underlying Common Shares than that represented in respect of the Special Warrants.

The Common Shares are traded on the TSE and the Australian Stock Exchange under the symbol "IVN". The price of the Common Shares as reported by the TSE at the close of business on March 22, 2002 was Cdn.$3.21 (approximately US$2.04) per Common Share.

All references to "Cdn.$" in this short form prospectus are to Canadian dollars and all references to "US$" are to United States dollars.

                                TABLE OF CONTENTS

                                                                       PAGE
DOCUMENTS INCORPORATED BY REFERENCE................................      3

NAME AND INCORPORATION.............................................      5

SUMMARY DESCRIPTION OF BUSINESS....................................      7

CONSOLIDATED CAPITALIZATION........................................     22

DESCRIPTION OF SHARE CAPITAL.......................................     22

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION.........................     23

USE OF PROCEEDS....................................................     24

RISK FACTORS.......................................................     25

SIGNIFICANT ACQUISITIONS...........................................     26

AUDITORS, TRANSFER AGENT AND REGISTRAR.............................     27

LEGAL MATTERS......................................................     27

PURCHASERS' STATUTORY RIGHTS.......................................     27

CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION........................     27

INDEX TO FINANCIAL STATEMENTS......................................     28

INDEX TO PRO FORMA FINANCIAL INFORMATION...........................     28

CERTIFICATE OF IVANHOE MINES LTD...................................    C-1

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1 Revised Initial Annual Information Form dated May 15, 2001, including the management's discussion and analysis of financial condition and results of operations for the financial year ended December 31, 2000 incorporated therein (the "AIF");

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

3. Comparative unaudited consolidated interim financial statements of Ivanhoe for the nine month periods ended September 30, 2001 and 2000, together with management's discussion and analysis of financial condition and results of operation for such periods;

4. Management Information Circular dated April 28, 2001 prepared in connection with Ivanhoe's annual meeting of shareholders held June 15, 2001 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices);

5. Material Change Report dated August 8, 2001, as amended September 13, 2001, respecting a proposed operational and financial restructuring at the Savage River iron ore mine in Tasmania;

6. Material Change Report dated January 7, 2002 respecting the conversion of loans owed by Ivanhoe's subsidiary, ABM Mining Limited, to entities controlled by Robert M. Friedland, the Chairman of Ivanhoe, into Common Shares of Ivanhoe;

7. Material Change Report dated February 12, 2002 respecting Ivanhoe's completion of its earn-in obligations to acquire a 100% interest in the Oyu Tolgoi exploration project in Mongolia;

8. Material Change Report dated March 21, 2002 respecting the completion of a resource estimate at the Southwest Oyu zone of the Oyu Tolgoi exploration project; and

9. Material Change Report dated March 22, 2002 respecting a short form prospectus offering of Ivanhoe at a price of Cdn. $3.25 per Common Share pursuant to an underwriting syndicate consisting of Griffiths McBurney & Partners, HSBC Securities (Canada) Inc. and Haywood Securities Inc.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commissions or similar authorities in the provinces of British Columbia and Ontario subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN THE PROVINCES OF BRITISH COLUMBIA AND ONTARIO. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. (telephone
(604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at December 31, 2001 are set out in the following chart.

                    IVANHOE MINES LTD. - CORPORATE STRUCTURE

             [IVANHOE MINES LTD. - CORPORATE STRUCTURE FLOW CHART]

Note: All subsidiaries are wholly-owned unless otherwise indicated
      "BVI" means British Virgin Islands

                                     SUMMARY
                             DESCRIPTION OF BUSINESS

GENERAL

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in mineral resource properties in Myanmar, Australia, Kazakhstan, Mongolia, Norway, South Korea and Vietnam. For the purposes of Form 44-101F3 under National Instrument 44-101 the Monywa copper project in Myanmar, the Savage River iron ore mine in Tasmania, Australia and the Oyu Tolgoi gold and copper exploration project in Mongolia have been identified as the mineral resource properties material to Ivanhoe. For a description of the Monywa copper project and the Savage River iron ore mine, see "Item 3 - General Development of the Business" and "Item 4 - Narrative Description of Business" on pages 9 through 29 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus. For a description of the Oyu Tolgoi project, see "Recent Developments" below. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi project), Myanmar (other than the Monywa copper project), Norway, South Korea and Vietnam are not considered material for the purposes of Form 44-101F3 under National Instrument 44-101.

RECENT DEVELOPMENTS

OYU TOLGOI EXPLORATION PROJECT

Except as noted below, all disclosure of a scientific or technical nature in this short form prospectus respecting the Oyu Tolgoi gold and copper exploration project has been summarized from a technical report dated January 11, 2002 prepared by D. George Cargill, Ph.D., P. Eng., of Roscoe Postle Associates Inc. ("RPA") of Toronto, Ontario. Dr. Cargill is an independent qualified person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. RPA's inferred mineral resource estimate on the Southwest Oyu zone of the Oyu Tolgoi gold and copper exploration project was prepared by Dr. Gildar J. Arseneau, P.Geo., and was based on a review and analysis of a resource estimate prepared by AMEC E&C Services Limited ("AMEC") of Toronto.

Project Description and Location

Ivanhoe is currently conducting a series of exploration programs at Oyu Tolgoi (the "Oyu Tolgoi Property") in the south Gobi Region, Mongolia. The objective of these programs is to define the nature and scope of a recently discovered copper and gold porphyry zone containing an, as yet, indeterminate amount of gold, copper and molybdenum mineralization. Mineralization has been identified in four areas of the Oyu Tolgoi Property, within an area of 3 kilometres north-south by 2 kilometres east-west, designated by Ivanhoe as the Central Oyu, North Oyu, South Oyu and Southwest Oyu zones. The right to explore for minerals in these zones is held through four non-contiguous mineral licences encompassing approximately 24,000 hectares of surface area.

In May 2000, Ivanhoe entered into an earn-in agreement (the "Earn-in Agreement") with BHP Minerals International Exploration Inc. ("BHP") to earn a 100% interest in the Oyu Tolgoi Property. Ivanhoe earned its 100% interest in February, 2002 by incurring US$3,000,000 in exploration expenditures and by paying to BHP US$5,000,000. The Earn-in Agreement also requires Ivanhoe to incur additional exploration expenditures of US$3,000,000 by February, 2006. BHP retains a 2% net smelter returns royalty and certain back-in rights. BHP's back-in rights become exercisable if and when a "significant mineral occurrence" is identified on the property consisting of not less than 250,000,000 tonnes of 1% copper extractable by heap leaching and solvent extraction-electrowinning ("SX-EW"). In that event, BHP has the right to re-purchase a 40% interest in the significant mineral occurrence. If the significant mineral occurrence consists of not less than 300,000,000 tonnes of ore grading 1% copper recoverable by conventional means of extraction, BHP has the right to re-purchase a 60% interest in the significant mineral occurrence. In either case, BHP will be required to relinquish its royalty and pay to Ivanhoe an amount equal to three times the amount of exploration expenditures incurred and, if the significant mineral occurrence lies within the "Central Oyu" zone, BHP must also repay to Ivanhoe the US$5,000,000 paid by Ivanhoe to BHP to exercise the option. If BHP were to exercise its back-in rights, BHP and Ivanhoe would form a joint venture in which the party with the larger participating interest would be entitled to be the operator. Ongoing expenditure obligations for exploration and development would be in proportion to each party's participation in the joint venture.

The original exploration licence for the Oyu Tolgoi Property was granted to BHP in 1997 as Mineral Exploration Licence ("MEL") 210, which was later re-designated as MEL 66X when new mining legislation was enacted in Mongolia in 1997. Certain areas originally covered by MEL 66X were relinquished in September, 2000, and MEL 66X was converted into four separate licences: MELs 66X, 66X1, 66X2 and 66X3. The licences, which expire on February 17, 2004, permit Ivanhoe to conduct drilling and other exploration work on the property. Ivanhoe must pay a yearly per hectare fee to the Mongolian government in order to maintain the licences in good standing. If Ivanhoe intends to commence mining activity on the property, it must apply to the Mongolian government for a mining licence prior to the expiry of the corresponding MEL. Mining licences are typically granted for a term of 60 years, and are renewable for up to an additional 40 years. The Mongolian government also imposes a royalty of 2.5% on the sale value of all minerals mined in the country.

Ivanhoe also recently acquired MEL 3677, which covers an additional 109,145 hectares of land located in the same geological province that hosts the Oyu Tolgoi Property. MEL 3677 has an initial term of three years, and is renewable for up to an additional four years. 59,743 hectares of MEL 3677 overlap areas originally covered by MEL 66X.

Accessibility, Climate, Local Resources and Physiography

The Oyu Tolgoi Property is located in the south Gobi Region of Mongolia, approximately 560 kilometres south of the capital city, Ulaanbaatar. Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring 12 hours travel time in a four-wheel drive vehicle. Ivanhoe has also constructed a 1,400 metre airstrip which allows the property to be reached by small aircraft. Mongolian rail service and a large electric power line lie 350 kilometres east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border sits approximately 80 kilometres south of Oyu Tolgoi and the Trans-China Rail line following the Yellow River is approximately 160 kilometres south of the border.

A small diesel power station is located 60 kilometres east in Handbogd. The nearest significant population centre is the regional provincial capital at Dalandzadgad, located 240 kilometres west northwest of Oyu Tolgoi with a population of approximately 12,500 people. Dalandzadgad is accessible by unpaved road.

Although the climate at Oyu Tolgoi is relatively severe, including frequent strong wind conditions and cold winters with temperatures ranging between -2 degrees to -30 degrees Celsius, Ivanhoe believes that it is possible to conduct exploration and mining operations on a year round basis.

The property has an average elevation of 1,160 metres above sea level, and has a relatively flat, undulating topography with less than 50 metres of relief. The surface area is a semi-desert steppe, with minimal rainfall and vegetation cover of approximately 20 to 25% of the ground surface.

Ivanhoe's surface rights on the Oyu Tolgoi Property are governed by the Minerals Law and the Land Law. Water rights are governed by the Water Law and the Minerals Law. These laws permit Ivanhoe to use the land and water in connection with exploration operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. Ivanhoe expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

Power and water sources are currently sufficient for exploration activities. However, additional power and water sources will need to be developed prior to the commencement of mining operations. The nearest power line is 350 kilometres away. Water is typically drawn from underground aquifers in the area. Ivanhoe has not analyzed the sufficiency of such water sources for mining purposes.

The area is relatively flat, and should be amenable to the construction of the necessary infrastructure for a mining operation, including tailings storage sites, heap leach pads, waste disposal and processing plant sites.

History

Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not commence in the area until 1995, when the Magma Copper Company Ltd. ("Magma") began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP acquired Magma, BHP continued the reconnaissance program in western and southern Mongolia.

BHP first visited the Oyu Tolgoi Property in September, 1996 as part of its regional reconnaissance program of the south Gobi region. BHP subsequently applied for, and was granted, an exploration concession covering 1,350 square kilometres. After geological mapping, stream and soil sediment surveys and magnetic and induced polarization ("IP") surveys, BHP completed 6 diamond core holes totalling 1,000 metres during September and October, 1997. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 13 core holes totalling 2,000 metres. Positive results were obtained in four of the holes prompting a third phase of drilling in August and September 1998 consisting of 4 holes totalling 800 metres. These holes failed to return significant mineralization and BHP suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out.

In 2000, after entering into the Earn-in Agreement with BHP, Ivanhoe carried out a reverse circulation ("RC") drill program to delineate a chalcocite blanket intersected in one of BHP's diamond drill holes. This program consisted of 109 RC holes totalling 8,828 metres. The holes were targeted to define supergene mineralization that might be amenable to a heap leaching SX-EW process similar to the one used at Ivanhoe's Monywa copper mine in Myanmar. Ivanhoe reviewed the results and decided that the chalcocite blanket at Central Oyu was neither large enough nor high grade enough to be economic as a stand-alone deposit.

In 2001, Ivanhoe began its current drilling program.

Geology and Mineralization

The Oyu Tolgoi Property lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The area contains a mixture of arc and back arc rocks that accreted to southern Mongolia during the Paleozoic age.

Within the Oyu Tolgoi Property area, the geology is dominated by a Siluro-Carboniferous sequence of basalts, basaltic andesites and sedimentary sequences. Overlying these sequences are Cretaceous-age, flat-lying sediments consisting of pebbly gravel, sandy silt, sand and clay, with an average thickness of between 15 to 20 metres. The volcanic rocks are intruded by a complex variety of feldspar porphyry, feldspar-hornblende porphyry and quartz-feldspar porphyry stocks and dykes.

Ivanhoe has gathered the most comprehensive understanding of the property geology from its detailed mapping and extensive drilling of the Southwest Oyu zone. Ivanhoe believes that the mineralized areas consist of mafic volcanic rocks intruded by quartz monzodiorite intrusions. Copper and gold mineralization appears to lie in both the basaltic volcanic country rocks and the intrusions. There are also barren quartz monzonite porphyries, hornblende, biotite andesite and rhyolite dykes that regularly cut the quartz monzodiorite intrusions.

The Oyu Tolgoi Property contains both hypogene and supergene copper mineralization. The hypogene deposits appear to belong to a porphyry copper-gold system of the potassic-calcalkaline type. Ivanhoe has discovered evidence of hypogene deposits in all four zones.

At South Oyu and Southwest Oyu, copper and gold mineralization is found primarily in intensely veined (stockwork and sheeted) magnetite-rich, pyrite-poor assemblages dominated by quartz and chalcopyrite, with minor amounts of bornite and traces of molybdenum in basaltic volcanics and quartz monzodiorite intrusives. Ivanhoe suspects that South Oyu and Southwest Oyu belong to the same zone offset by a northeast trending fault. The correlation between gold and copper grades suggest that the gold distribution is in the form of attachments to or inclusions in copper sulphides. Molybdenum grades are erratic and Ivanhoe has not determined the nature of its distribution. Ivanhoe's preliminary metallurgical work indicates that at least some of the molybdenum is enriched in rhenium. High values of rhenium in molybdenum is a feature of some gold-rich porphyry copper deposits.

In North Oyu, copper mineralization occurs in breccias at depths greater than 100 metres below the surface. There appears to be some supergene chalcocite and covellite, but the higher grade intercepts are associated with veins containing pyrite, chalcopyrite and traces of covellite and chalcocite, which appear to be hypogene. Gold values are usually low but sometimes higher in copper-rich zones. Molybdenum values are usually low.

The principal supergene deposit at Oyu Tolgoi is located at Central Oyu. It consists of a chalcocite blanket beneath a leached cap. Rock chip samples across the leached cap contain anomalous concentrations of copper and gold. Meanwhile, supergene mineralization occurs between 40 to 80 metres below the surface. The upper 20 to 40 metres of the enrichment blanket is made up of chalcocite with minor covellite and digenite as coatings on pyrite. The lower parts of the blanket which have lower copper grades are dominated by covellite. The upper chalcocite and lower covellite zones are a standard feature of enrichment blankets. Distribution of gold is not well known. Most of the system contains less than 30 parts per billion of gold but there are erratic values of 0.1 parts per million ("ppm") of gold to 1 ppm of gold. The best gold values are in the west side of Central Oyu, in both the chalcocite blanket and the underlying basaltic volcanics. There is also hypogene mineralization beneath the enrichment blanket.

2001/2002 Drilling Program

Ivanhoe commenced its drilling program in 2001 by drilling RC holes at South Oyu, to test its supergene and the hypogene potential. Ivanhoe then expanded the exploration project to encompass all four zones, and by February 27, 2002 had completed 23 RC holes, 3 combined RC and diamond drill ("RCD") holes and 30 diamond drill ("D") holes.

In July, 2001 Ivanhoe encountered a long intersection of high grade hypogene copper and gold mineralization at OTRCD-150 (508 metres averaging 0.81% copper and 1.17 grams per tonne ("g/t") gold) at Southwest Oyu. Following this discovery, Ivanhoe undertook a surface program of magnetic and IP surveys over an area of roughly 4 kilometres by 3 kilometres. Two magnetic surveys were performed, each covering an area of 2 kilometres by 3 kilometres. The southern part of the area was surveyed on north-south lines, 25 metres apart with stations 5 metres apart. The northern area was surveyed on east-west lines, 50 metres apart with stations at 5 metre intervals. The surveys identified target areas at Southwest Oyu, South Oyu, Central Oyu, North Oyu, the Airstrip and anomalies in the far northern end of the Oyu Tolgoi Property.

Ivanhoe has used the preliminary maps from the IP survey as the basis for its ongoing drilling program. The results indicate that the most promising exploration target in the area is a zone of high-grade mineralization around hole OTRCD-150 at the Southwest Oyu zone. Accordingly, Ivanhoe changed its focus from testing for supergene mineralization at Central Oyu to drilling activity on Southwest Oyu in order to further define the hypogene zone of mineralization.

By the end of January, 2002, Ivanhoe had completed 24 holes at Southwest Oyu. The drilling indicates that there is a wide zone of mineralization encompassing a narrow high grade zone. Exploration to date indicates that a zone of mineralization grading at least 0.3 copper equivalent (a combination of copper and gold expressed as a copper equivalent and based on 100% recovery for both metals, as metallurgical studies are still too preliminary to predict recoveries in a commercial process) is contained within a shell which extends approximately 1,200 metres in a northeast-southwest direction and 350 metres in a northwest-southeast direction. The zone extends to at least a vertical depth of approximately 750 metres, commencing at a depth of approximately 50 metres. OTRCD-180, 183 and 185 returned encouraging mineralization at lower depths. OTRCD-180 graded 2.37 g/t gold and 1.05% copper for 208 metres beginning at a down-hole depth of 618 metres. OTRCD-185 intersected 1.31 g/t gold and 0.45% copper for 400 metres beginning at a down-hole depth of 498 metres.

Ivanhoe drilled holes OTD-184, 185 and 190 as cross-holes (125 degree azimuth) across the general northeasterly trend of drill holes OTRCD-150 and OTD-160 through 173, which established the horizontal dimensions of the steeply to vertically plunging mineralized body. The drill results from the 035 degree azimuth holes OTRCD-150 and 169 indicate the longitudinal width of the high grade core zone (grading in excess of 0.7% copper and 0.7 g/t gold) is up to 315 metres in length at a depth of 250 metres below surface. Hole OTD-177's (125 degree azimuth) drill results suggest that the thickness of this zone is approximately 230 metres at the same depth. OTD-185, drilled steeply below OTD-177, indicates a thickness of 250 metres approximately 500 metres below surface narrowing to 180 metres thickness in OTD-190, 80 metres to the southwest. Surrounding the high grade core is lower grade mineralization, generally in the 0.3% to 0.5% copper and 0.3 to 0.5 g/t gold range extending 100 metres to 200 metres laterally and northwest, 700 metres southeast to the collar of OTD-167 and approximately 600 metres northeast to OTD-12. On the southeast margin of Southwest Oyu, the high grade core is cut off by a post mineral fault and on the northeast margin it is cut off by late mineral dykes.

The results of significant intercepts from the recent drilling at Southwest Oyu's discovery zone are summarized below.

                         SOUTHWEST OYU "DISCOVERY ZONE"
                        SUMMARY OF SIGNIFICANT INTERCEPTS

              FINAL DEPTH                          GOLD ("Au")     COPPER ("Cu")
HOLE NO.      METRES ("m")     CORE LENGTH (m)         g/t               %
--------      ------------     ---------------     -----------     -------------
  150              590               508               1.17            0.81
  160            460.7               288               1.68            0.80
  161              472               358               1.70            0.71
  162            360.5               190               1.76            0.75
  166            601.9               478               1.38            0.74
  171            614.3               100               1.29            0.67
  172              772               116               2.35            0.88
  173              692                24               1.32            0.82
  174              554                74               0.45            0.58
  175              461               138               0.35            0.45
  176              674               146               1.49            0.76
  177              591               192               1.10            0.56
  178              449               128               1.01            0.59
  179            490.4                14               0.32            0.57
  180              895               208               2.37            1.05
  183              853               454               1.71            0.92
  184              705               216               1.87            0.97
  185             1015               400               1.31            0.56
  189              322               200                1.9            0.77
  190              913               178               1.55            0.46

The southern extension of Southwest Oyu was also drilled to test the continuation of mineralization to the southwest as inferred by IP survey results and to follow up on previous drilling by BHP which intersected 142 metres of
0.93 g/t gold and 0.53% copper. The results of this drilling are summarized below.

                      SOUTHWESTERN OYU - SOUTHERN EXTENSION

              CORE LENGTH       Au        Cu
HOLE NO.           (m)          g/t        %
-----------------------------------------------------------
  165             466          0.31      0.41
  167             318          0.52      0.49
  168             382          0.30      0.21

Ivanhoe has also conducted recent drilling on the South Oyu zone. The drilling is designed to test adjacent magnetic and IP chargeability anomalies that underlie outcroppings of copper oxide mineralization. Previous drilling by Ivanhoe identified areas of significant copper and gold mineralization in a series of shallow holes. OTRCD-149 drilled to a depth of 405 metres averaged 1.08% copper and 0.31 g/t gold in a 63 metre supergene blanket, underlain by 52 metres at 1.73% copper and 0.23 g/t gold, followed by 82 metres at 0.57% copper and 0.27 g/t gold and then 76 metres at 0.49% copper and 0.38 g/t gold. OTD-164 was drilled under OTRCD-149 to a down-hole depth of 516.9 metres to test the depth of mineralization. OTD-164 returned similar results to the lower-grade intervals of OTRCD-149, indicating that mineralization continues to a depth of at least 500 metres. Hole OTD-170 drilled between Southwest Oyu and South Oyu returned weaker levels of gold and copper. Ivanhoe believes a major northeast trending fault cuts off mineralization on the southeast side of Southwest Oyu, and that South Oyu may be an offset of this mineralization. Ivanhoe drilled OTD-186 to the west of OTRCD-149 in order to test an anomaly identified from the magnetic survey, but did not intercept significant mineralization.

Central Oyu is a separate system with different mineralogy and geochemistry. At Central Oyu, BHP's hole OTD-3 intersected a thirty metre thick, supergene-enriched, chalcocite blanket. Ivanhoe's RC drill program in 2000 outlined an area of 1,100 metres by 600 metres that is underlain by the chalcocite blanket and copper oxide mineralization averaging 20 metres to 35 metres in thickness at depths varying from 20 metres below the surface to 100 metres below the surface.

Primary covellite and chalcopyrite occurs below the chalcocite blanket at Central Oyu, indicating the potential for hypogene mineralization. Ivanhoe drilled hole OTD-159 in this area to test for hypogene potential. OTD-159 intersected 301 metres (from 47 to 348 metres) of chalcocite-covellite mineralization averaging 0.71% copper, within a broader intercept of 375 metres, from 47 to 422 metres, grading 0.69% copper. This includes 30 metres of dominantly chalcocite mineralization from 47 to 77 metres, grading 1.50% copper and 0.22 g/t gold. The hole was a twin, and a deeper re-drill, of a 130-metre-deep, RC hole, OTRC-94, and extends significant copper grades to a depth of at least 422 metres below surface. The PQ-sized drill core in the top 130 metres also indicates a general increase in copper grades compared to the earlier RC chip samples.

Ivanhoe received further evidence of hypogene mineralization at Central Oyu from its IP survey, which identified an IP chargeability anomaly covering the northwest flank of Central and Northern Oyu. The anomaly has a strike length of 1,600 metres with a width of 400 metres. Ivanhoe recently completed hole OTD-187 to test the hypogene potential of the IP chargeability anomaly in Central Oyu. OTD-187 was drilled to a depth of 532.6 metres grading 1.40 g/t gold and 0.84% copper for 102 metres between 334 and 436 metres. Ivanhoe drilled OTD-188 385 metres northwest of OTD-187 to test the extent of the zone of copper mineralization, but intercepted only weak mineralization. Ivanhoe is currently drilling additional D holes at Central Oyu to further define the zone of hypogene mineralization.

In North Oyu, BHP's hole OTO-02 intersected narrow zones of chalcopyrite-rich stockwork mineralization grading up to 1% copper in volcanic rocks sandwiched between post-mineral, syenite dykes.

Ivanhoe plans to drill more than 20,000 metres to test the hypogene potential of the Southwest, Central, North and South Oyu zones and explore for additional high-grade zones based on the IP and magnetic survey. Ivanhoe has recently focussed on drilling the Southwest Oyu zone in order to gather sufficient data to calculate a resource estimate on the discovery zone at Southwest Oyu. Starting in early 2002, Ivanhoe began to drill in other areas with potential significant mineralization as indicated by the IP and magnetic surveys.

Resource Estimate - Central Oyu

In November, 2000 Ivanhoe prepared an internal copper resource estimate of the Central Oyu zone based on its 2000 drill program. This estimate was verified and adopted by RPA in RPA's technical report on the Oyu Tolgoi Property dated January 11, 2002. RPA reported an inferred mineral resource at the Central Oyu zone as follows:

                 CENTRAL OYU INFERRED MINERAL RESOURCE ESTIMATE
                            IVANHOE - NOVEMBER, 2000

CATEGORY       TONNES       GRADE % Cu
--------       ------       ----------
Inferred     39,200,000        0.73

Key assumptions, parameters, methods, and other information RPA considered relevant to the estimate are as follows:

         - The database used for the estimate was in keeping with industry standards.

         - D. George Cargill, Ph.D., P.Eng., reviewed and verified the estimate for RPA.

         -        Original assays for total copper were done at Analabs Pty.
                  Ltd. ("Analabs") in Ulaanbaatar. No acid soluble or cyanide soluble copper assays were done but may be warranted in the future. Total copper check assays were done at Indo Assay lab in Indonesia, and results were reported to be acceptable. Checks on assay values over 1% Cu were within 5% to 10% of the original assays and for assay values less than 1% were within 10% to 20%. RPA had check assays carried out at XRAL laboratory in Canada on nine samples from the Central Oyu zone. The check assays gave reasonable correlation with the original assays.

         - Vertical RC holes were used for the estimate. Although a few D holes were within the resource area, they were not used. The RC holes were spaced 100 m to 200 m apart along east-west section lines 100 m to 200 m apart. The Central Oyu zone consists of an essentially continuous blanket of supergene copper mineralization which covers an area approximately 1,100 m north-south by 600 m east-west. In places the supergene zone consists of two layers (main and upper zones) separated by waste material. The deeper main zone predominates and extends to a depth of 40 m to 80 m in most places. It has been drilled to a maximum depth of about 120 m.

         - For the estimate, Ivanhoe used a cut-off grade of 0.2% Cu. In RPA's view, this is an appropriate cut-off grade for this type of resource estimate.

         - Ivanhoe used a polygonal estimation method, whereby drill hole intercepts on plan were assigned an area of influence midway to adjacent drill holes up to a maximum of 100 m. Polygon areas were measured by planimeter and multiplied by drill hole intersection length and by a density factor of 2.3 tonnes per cubic metre to derive tonnage. This density factor is appropriate. Tonnages were summed and the grades for each intersection were weighted by tonnage to determine the average grade of the mineral resource.

         - The Oyu Tolgoi Property is still at the exploration stage and it is too early to assess the possible effect on the resource estimate of factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other potential issues. At this time, however, RPA has no reason to believe that any of these potential issues will be an impediment to development of the project.

         - The geometry of the Central Oyu supergene zone lends itself readily to open pit mining with a low strip ratio.

         - Metallurgical testwork was carried out recently on three samples from Central Oyu. The copper minerals reported to be in the samples are enargite, covellite and digenite. Flotation tests produced good copper recoveries (82%) for sample S4 ("chalcocite zone") and sample S6 ("covellite zone"). Column leach and bottle roll tests on sample S4 gave 62% to 82% copper recovery and on sample S5 gave 5% to 7% copper recovery.

         - Infrastructure is sparse in the area of the Oyu Tolgoi Property and any mining operation would need suitable infrastructure to be developed.

         - In RPA's opinion, the Central Oyu supergene zone estimate should be classified as an inferred mineral resource. It should be considered a preliminary estimate at this time. It has been done by a manual method and may be done in future as a computerized block model.

         - Although Ivanhoe considers the Central Oyu zone to be uneconomic for a stand-alone mining operation, RPA considers that it has reasonable prospects for economic extraction in combination with or as a satellite deposit to other mineral deposits.

Resource Estimate - Southwest Oyu

On March 11, 2002, Ivanhoe announced that AMEC completed a preliminary copper and gold resource estimate for the northern portion of the Southwest Oyu zone. AMEC reported an inferred mineral resource at the Southwest Oyu zone as follows:

                SOUTHWEST OYU INFERRED MINERAL RESOURCE ESTIMATE
                                AMEC - MARCH 2002

CUTOFF GRADE                     IN SITU GRADE
   COPPER                        -------------         Cu
EQUIVALENT(1)       TONNAGE       Cu      Au      (BILLIONS OF        Au
    (%)            (TONNES)      (%)     (g/t)      POUNDS)        (OUNCES)
-------------     -----------    ----    -----    ------------    ----------
    0.70          185,100,000    0.63    1.04         2.57         6,189,000

    0.60          259,700,000    0.57    0.86         3.26         7,181,000

    0.50          349,100,000    0.52    0.73         4.00         8,193,000

    0.40          457,800,000    0.46    0.62         4.64         9,126,000

    0.30          587,700,000    0.41    0.53         5.31        10,014,000

    0.20          703,000,000    0.37    0.47         5.73        10,623,000

Note: (1) Based on US$300 per ounce gold and US$0.80 per pound copper at 100% metal recovery

RPA prepared an addendum to its technical report describing RPA's review and verification of the AMEC mineral resource estimate of the Southwest Oyu zone. RPA's review and verification of AMEC's resource estimate was undertaken by, or under the supervision of, Dr. Gildar J. Arseneau, P.Geo., of RPA. Dr. Arseneau is an independent qualified person for the purposes of NI 43-101.

The Southwest Oyu mineral resource was estimated by AMEC with a 3-dimensional block model utilizing MineSight(R) a commercial mine planning software. To carry out its review of the Southwest Oyu mineral resource estimate, RPA converted the 3-dimensional database to Gemcom(R), another commercially available mine planning software. RPA re-estimated the Southwest Oyu mineral resource using the same and different interpolation parameters as utilized by AMEC.

The Southwest Oyu database consists of assay data for 32 diamond drill holes totalling 16,991 metres. The drill core was logged at the site and geological information was transferred to digital files containing drill hole survey locations, down hole survey data, geological, geophysical and assay data. RPA carried out checks and validations for both copper and gold assays. RPA believes that the analytical reproducibility of the data is better for copper than gold. The quality of the assay database is adequate for the estimation of an inferred mineral resource but, until better reproducibility can be demonstrated for gold assays, the resource must remain at an inferred level of classification. The digital drill hole database is adequate for resource estimation and the information collected is in keeping with standard industry practices for this type of exploration target.

The Southwest Oyu block model was organized on an orthogonal grid with a 20 metre by 20 metre block size and a 15 metre bench height. Copper and gold grades were composited to 15 metres before grade interpolation. Each block in the model is comprised of six separate models: rock code, density, copper grade, gold grade, copper equivalent grade and percent ore. Rock codes were assigned to the block model by first constructing 3-dimensional solids of the high grade portion of the deposit, the three major post-mineral dikes, the Southwest fault zone and the top of the hypogene mineralization. Because the bulk of the mineralization is within basaltic andesite, a bulk density of 2.80 was selected for the resource estimation. RPA recommends that the bulk density determination program be continued and expanded to include both mineralized and unmineralized samples. Copper and gold values were interpolated into the model by ordinary kriging. RPA has reviewed the variography study undertaken by AMEC and concurs with its conclusions.

Interpolation was restricted within zone boundaries. As such, samples from zone 1 were not used to interpolate grades into blocks of zone 2 and vice-versa. A maximum of 15 composites were used to estimate a block grade. The minimum number of composites required to estimate a block was set at 4 for zone 2 and 3 for zone 1. A maximum of 3 composites (zone 2) and 2 composites (zone 1) were allowed per drill hole.

RPA re-estimated the mineral resource using the same interpolation parameters as defined by AMEC. RPA also estimated the mineral resource using inverse distance weighting to the second power to interpolate the grades. RPA also re-composited the assay data to 5 metre lengths within the geological domains and re-estimated the mineral resource using ordinary kriging and inverse distance to the second power.

Based on the data reviewed, RPA concluded that the mineral resource at the Southwest Oyu zone was estimated by AMEC in a manner consistent with standard industry practice for this type of deposit. The mineral resource for the Southwest Oyu zone is classified as an inferred mineral resource in accordance with CIM Standards. The mineral resource was reported at CuEQ ($0.80) copper equivalent cut-off grades. The copper equivalent was calculated, after copper and gold grades were estimated into the block model, using the following formula:

                   CuEQ ($0.80) = % Cu + (Au g/t * 9.65)/17.64

The equivalent grade was calculated to reflect a price of US$0.80 per pound of copper and US$300 per ounce of gold and 100% metal recovery. RPA believes that it is premature at this stage to use an equivalent copper grade as cut-off because inadequate metallurgical testing has been performed. RPA also believes that some of the mineral resource at the Southwest Oyu zone could be re-classified as indicated under CIM Standards if better reproducibility could be achieved with the gold assays.

RPA recommends that all assays that returned copper grades in excess of 0.5% copper should be re-assayed for gold and the mineral resource be re-estimated using the new assay data.

RPA validated the resource model by inspection of plans and sections. The plots included drill hole composite values to allow direct comparison of composite grades to kriged block values. The checks showed good agreement between drill hole composite values and kriged model cell values.

The Oyu Tolgoi project is still at the exploration stage and it is too early to assess the possible effect on the resource estimate of factors such as environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other potential issues. At this time, however, RPA has no reason to believe that any of these potential issues will be an impediment to development of the project.

Insofar as the inferred mineral resources identified to date in the Central Oyu and Southwest Oyu zones of the Oyu Tolgoi Property are not mineral reserves, they do not have demonstrated economic viability.

Sampling and Analysis

Ivanhoe's sampling procedure consists of drilling core holes on 80 metre to 120 metre centres at -55 degrees on parallel sections spaced from 80 metres to 100 metres apart. The diameter of the drill core obtained from Ivanhoe's diamond drill holes varies between 42.0 millimetres (BTW size) and 85.0 millimetres (PQ size), with the majority being 47.5 millimetres (NQ size) and 63.5 millimetres (HQ size). Ivanhoe has generally been able to recover greater than 95% of the core, which is carefully pieced together and cut along the core axis with a diamond saw.

Ivanhoe places one half of all BTW, NQ and HQ core samples in boxes for future reference and the other half is placed into numbered bags for shipment to the laboratory for sample preparation and assay. PQ core is quartered with one quarter of the core shipped for assay. Typically the core is composited in two metre lengths to make an assay sample, although RC holes are typically one metre long. The drill holes are generally oriented on an azimuth of 35 degrees because it is roughly perpendicular to the observed quartz veins in weathered bedrock at the surface. Given the intensity of the stockwork vein system (up to 30% over broad mineralized intervals), Ivanhoe does not anticipate that there will be a significant bias on the vein set by the drill holes. To verify this assumption, Ivanhoe has drilled seven holes perpendicular to 35 degrees.

Ivanhoe uses a standard two-metre sampling interval on its drill holes, regardless of the rock type and internal vein structure. This minimizes the possibility of improper data entry into the sampling database and will be compatible with the expected future uses of the sampling database, as pre-feasibility and feasibility studies will likely rely on between six to twelve metre intervals. In addition, mining operations will likely employ large capacity bulk mining equipment that negates detailed analytical mining data. Barren dykes are assayed with the mineralized zones and included in average grade intervals unless they are wider than ten metres, which would make them amenable to selective waste mining.

Samples of previously assayed core are inserted into the sample stream at the project site on a 1 in 40 basis to provide a check on the sample preparation and analytical results. Similarly, barren, unmineralized core samples are added into the sample stream on an alternate 1 in 40 basis to provide an assay blank in the analytical process. This helps monitor the sample integrity during transport to the lab in Ulaanbaatar and for contamination in the system.

Analabs Pty. Ltd. ("Analabs"), of Ulaanbaatar, Mongolia, has performed the assays of the Ivanhoe drill holes. Chemex Labs and Bondar Clegg, both of Vancouver, British Columbia, previously performed check assays on 79 of those samples selected on a 1-in-10 basis from hole OTRCD-149 and holes OTD-150. The results of these check analyses indicate that Analabs' gold fire-assays and copper assays are statistically similar to both Chemex and Bondar Clegg. However, Analabs reported gold samples systematically higher than Chemex Lab and Bondar Clegg. A subsequent check assay on 81 samples by Bondar Clegg resulted in a satisfactory correlation of both copper and gold compared to Analabs' results. Analabs' molybdenum assays are consistently running higher than those of both Chemex Labs and Bondar Clegg, and Ivanhoe intends to retain the services of an independent geochemist in order to determine the appropriate corrective measures. Ivanhoe had independent check assays performed on a 1-in-20 basis on all assayed holes until February, 2002, when certified standards were inserted into the sample stream at the project site on a 1 in 20 basis.

Ivanhoe shipped six 50 kilogram core samples from OTRCD-149 (South Oyu zone), OTD-150 (Southwest Oyu zone) and OTD-159 (Central Oyu zone) to Lakefield Research in Canada for preliminary metallurgical testing of typical intercepts of high-grade and intermediate grade supergene and hypogene mineralization. Lakefield conducted preliminary froth flotation tests and column leach tests on the samples. All samples with the exception of the sample of chalcocite mineralization, responded well to copper mineral concentration by flotation. Commercial grade copper mineral concentrates, containing 26 - 30% copper, were achieved at metal recoveries between 81 - 91% of the copper in the feed sample. Gold recoveries were approximately 76 - 77% of the metal in the feed.

The sample from the chalcocite blanket at Central Oyu did not respond well to the recovery of copper by flotation but did respond well to bacterial leaching in a column. The column leach is designed to test the amenability of the sample to a low cost bacterial heap leaching method of copper extraction. Projected copper extraction from the chalcocite sample is in the 65-82% range after approximately 3 months. The tests are still in progress.

Seven samples of core were shipped to Minnovex Technologies in Toronto, Ontario for comminution testing. In general, the results of the tests indicated that the rock could be classified as "hard". However, the program was performed on a limited number of samples and significantly more testing is required before final conclusions can be drawn.

Finally, RPA collected seven samples of drill core from OTRCD-149 and 150 and OTD-159. RPA engaged XRAL Laboratories of Toronto to perform specific gravity testing on the samples. RPA reported that XRAL Laboratories' testing returned a satisfactory degree of correlation between their results and those of Analabs' original assays.

ADDITIONAL MONGOLIAN EXPLORATION PROJECTS

In October 2001 Ivanhoe acquired four new copper-gold porphyry-related exploration projects in Mongolia. The Oyut Ulaan and Chandman Uul prospects are located in southeastern Mongolia and the Oyut Ovoo and Saran Uul prospects are located in central Mongolia.

The Oyut Ulaan prospect consists of two targets, Oyut Ulaan and Stariy. The Oyut Ulaan target, a mineralized tourmaline breccia pipe complex situated in the southwest part of the licence area, has a surface area of 2.5 square kilometres. Intense, secondary copper staining occurs within and at the south margin of the most prominent pipe. Peripheral sheeted quartz-tourmaline chalcopyrite veins occur northeast and southwest of the pipe and are hosted in Carboniferous granodiorite. Assays for sixteen reconnaissance rock-chip samples were highly anomalous in copper (fourteen samples contained more than 5% copper), molybdenum (30-87 ppm) and gold (up to 0.30 g/t).

The Stariy target is a low-relief area with abundant copper-stained colluvium and subcrops within a five-square-kilometre zone in the north-central part of the licence area. Widespread vein quartz (+/-magnetite) and gossanous, magnetite-bearing, hydrothermal breccias imply underlying porphyry-type copper-gold systems. Assays for 35 reconnaissance rock-chip samples reported high copper (18 samples ranging between 1-10%), gold (seven samples ranging between 0.25-16.8 g/t) and molybdenum (three samples ranging between 200-709 ppm).

The Chandman Uul prospect consists of a large, copper-bearing, magnetite skarn. The skarn is massive and outcrops extensively as a prominent line of hills over a distance of approximately three kilometres. The skarn is associated with the contact of Proterozoic limestones and Devonian granodioritic intrusions. Assays for 55 reconnaissance rock-chip samples reported high copper (26 samples ranging between 1-8%) and anomalous gold (a maximum of 2.3 g/t). No molybdenum assays were done.

The Saran Uul prospect is a porphyry copper system hosted in upper Carboniferous diorites and syenites. A stockwork quartz-vein zone target has surface dimensions of 1.5 kilometres by 700 metres. The terrain is flat to undulating and much of the area is weathered and leached. Assays from 54 reconnaissance rock-chip samples were highly anomalous in copper (22 samples ranging between 0.1-0.5% and 11 samples ranging between 0.5-5%), gold (six samples ranging between 0.5-4.9 g/t) and molybdenum (14 samples ranging between 100-2000 ppm).

The Oyut Ovoo prospect is centred on a group of prominent hills comprising copper-bearing magnetite skarns and hydrothermal breccia pipes hosted in Permian granitoid stocks. The mineralized zone has a surface area of approximately four square kilometres and is surrounded by recent alluvium. Assays from 43 reconnaissance rock-chip samples reported anomalous values for copper (17 samples ranging between 1-10%), gold (nine samples ranging between 0.3-0.7 g/t) and molybdenum (16 samples ranging between 100ppm and 1%).

Analabs performed the sample preparation and (for consistency) analysis of the rock-chip samples at its regional laboratory in Ulaanbaatar.

Ivanhoe recently acquired an interest in three new exploration licences in the South Gobi region: the Kharmagtai Property, the Shuteen Property and the Ovoot Hyar Property. Ivanhoe holds an MEL over the Kharmagtai Property, but has agreed to convey a 10% interest to an arm's length private company in exchange for exploration data owned by that company in respect of the property. Ivanhoe has the right to earn an 80% interest in both the Shuteen Property and the Ovoot Hyar Property upon completion of a US$1,500,000 work program over three years on the Shuteen Property and a US$500,000 work program over one year on the Ovoot Hyar Property, with the remaining 20% interest to be held by an arm's length private company. Ivanhoe acquired exploration data from the previous owner of the respective properties in connection with the transactions. Ivanhoe intends to review this data and, based on that review, integrate the properties into its exploration program in Mongolia.

MYANMAR

In December 2001, the London Metals Exchange ("LME") registered cathode copper produced from the S & K mine at Ivanhoe's Monywa copper project. LME registration certifies that copper produced by the mine meets LME standards for purity, shape and weight as specified by its special contract rules. LME registration allows Ivanhoe to sell its copper cathode at premium prices.

Ivanhoe is continuing discussions with potential project lenders in order to commence development of the Letpadaung deposit as the second phase of the Monywa copper project. No agreement has, to date, been reached for financing the development of the Letpadaung deposit.

At Ivanhoe's principal exploration project in Myanmar, Modi Taung, Ivanhoe has identified a series of five parallel running, gold-bearing mesothermal veins. The veins are steeply dipping and trend northwest. The veins are traceable on the surface for a distance of approximately 1.5 kilometres and range in thickness from 0.3 to 2.7 metres wide. Gold contained in the vein occurs as free gold, in vugs and associated with pyrite.

Since discovering the gold vein system in late 2000, Ivanhoe has explored the project area with a series of trenches, adits and crosscuts. Preliminary metallurgical work indicates gold recoveries of 97% are attainable with conventional processing.

New veins with visible gold were uncovered at four locations in the south and east of the area. The new veins, and the four vein systems with adits, demonstrate that the mineralized structures at Modi Taung lie within a 1,100-metre by 3,000-metre, north-northwest trending zone. The zone is potentially open to the southeast and vein outcrops to the northwest have visible gold. Mineralized veins in adits occur over a 360-metre vertical interval without systematic change in style or grade.

The camp capacity at Modi Taung is being doubled, to accommodate up to 12 aditing teams that use mine explosives below the softer, oxidized zone. Commencing in mid-2002, Ivanhoe intends to drill holes at Modi Taung to a depth of 500 metres below adit 1 to test the down-dip continuity of the vein structure.

SOUTH KOREA

Ivanhoe has begun pre-production mining operations from a small, high-grade open pit at the Eunsan deposit in South Korea and expects to commence milling gold and silver ores some time during the first half of 2002. Milling and surface facilities are being constructed. Open pit mining operations will be followed by an underground development program designed to provide additional feed for the mill and further define specific ore zones.

The Eunsan deposit is the most advanced of several prospects identified by Ivanhoe within the Seongsan gold/silver project in Chollanam-Do Province. Drilling is ongoing at the other prospects to define the grades and extent of the gold and silver mineralization. The current development concept is to mine three or more deposits, using a central milling facility.

Pre-production work and infrastructure development, including a 3,300-tonne per month mill, site facilities, open-pit and portal, is expected to cost approximately US$1,000,000. Ivanhoe plans to recover gold and silver using gravity concentration and a flotation circuit to produce gold and silver concentrate. The concentrate will be smelted on site to produce gold bullion and dore bars. Gold recoveries are expected to be approximately 85% from the oxidized surface ore and approximately 95% from the unoxidized underground ore.

The Seongsan project area contains outcropping, low-sulphidation, epithermal gold-silver mineralized systems occurring as veins, breccias, stockworks and zones of silification along a cumulative strike length of at least 3.2 kilometres. The veins lie along a structural zone adjacent to a large, operating clay mine and, as a result, the area has established infrastructure to support mining.

KAZAKHSTAN

Ivanhoe has recommenced gold production from oxide ore at the Bakyrchik gold mine in northeastern Kazakhstan. The initial gold dore bar, weighing 4.2 kilograms (135 ounces), was poured in October, 2001. It was the first gold produced at the Bakyrchik gold mine since 1996, when Ivanhoe first acquired an interest in the project.

The mine, at which Ivanhoe plans to gradually build up production to approximately 20,000 ounces of gold per year, is currently processing oxide ore stockpiled from previous mining operations at a rate of 500 tonnes per day. The gold is recovered using the carbon-in-leach recovery method. Open-pit mining of near-surface oxide ore is scheduled to start in the second quarter of 2002. Initial recoveries of gold from oxide ore were expected to be in the order of 90% but the uneven nature of the stockpiled material has resulted in a recovery rate for the last three months of 2001 of approximately 70%. In general, the initial performance was disappointing due to the extreme winter conditions and variable stockpile conditions. The mining venture plans to engage a local mining contractor to mine and deliver new ore to the crusher. The mining venture also plans to expand the crusher facility to accommodate more throughput. At this time, management is uncertain as to the ultimate viability of the oxide project.

The gold deposits at Bakyrchik consist of a series of mineralized lenses, or lodes, lying within a large shear zone that is 11.5 kilometres in length. Gold mineralization is hosted within sheared, carbonaceous sediments of the fault zones, and is contained within oxide and sulphide mineralization occurring in association with quartz stockworks. The sulphide and carbon in the deposits may be variably oxidized to depths of 20 to 40 metres.

Ivanhoe has a 70% interest in Bakyrchik Mining Venture, the Kazakhstani entity that owns the mine. The government of Kazakhstan holds the remaining 30%. Ivanhoe is entitled to 100% of all operating cash flows from the mine until it has recovered all of its previously invested capital in the project.

TASMANIA

The operating and financial results for the fourth quarter of 2001 at the Savage River iron ore mine in Australia continued the third quarter trend, with total material shipped during the fourth quarter dropping by 28% from the amount shipped during the third quarter. The mine's owner, Goldamere Pty. Ltd., an indirect wholly-owned subsidiary of Ivanhoe, continued its pursuit of a restructuring of its business plan and financing package with its major lenders and other stakeholders.

Goldamere operates an open pit mine and a crusher/concentrator facility at Savage River and a pellet plant at Port Latta, approximately 83 kilometres north of the mine. Goldamere's products are sold to customers in Australia and Asia.

Goldamere continues to convert the out-of-the-money portion of a currency-hedge obligation to its major creditor, UBS Australia Limited ("UBS"), into project debt, pending the conclusion of negotiations with UBS and other major stakeholders to achieve a satisfactory restructuring of Goldamere's finances. The UBS credit facility at December 31, 2001, consisted of a project loan for the Savage River operation of approximately A$42.391 million (US$21.594 million at a year-end exchange rate of $1 Australian = US$0.50945), excluding accrued interest of A$1.370 million (US$697,735), plus an obligation to deliver approximately US$5.0 million per month until February, 2003 under the foreign currency hedge. On a marked-to-market basis, the hedge results in an accrued loss of approximately A$35.83 million (US$18.032 million). The loan and hedge are non-recourse to Ivanhoe.

Against a background of significant softening in demand from the world's steel industry, with the major iron-ore pellet producers reducing output in some cases by as much as 25%, sales of iron-ore products during 2001 totalled approximately 1,900,000 tonnes, 460,000 tonnes below plan. Goldamere's customers maintained contracted shipments during the fourth quarter and BHP-Billiton, Goldamere's largest customer, agreed to increase its purchases of iron-ore pellets by 25% for the current contract year (which ends in June, 2002).

NORWAY

The Bj0rnevatn iron ore mine, closed since 1997, remains on care and maintenance. Although Ivanhoe had planned, in the medium term, to refurbish the existing pellet producing facilities and re-open the mine, Ivanhoe management has since decided that, insofar as Bj0rnevatn is a non-core asset, its other projects elsewhere in the world should take priority in the Corporation's capital expenditure budget and that no further expenditures of a material nature should be made by the Corporation in respect of the Bj0rnevatn iron ore mine.

Management of Arctic Bulk Minerals AS ("Arctic"), a wholly-owned subsidiary of Ivanhoe and the owner of the Bj0rnevatn iron ore mine, has proposed to Ivanhoe that Arctic seek its own source of equity financing in order to continue its efforts to re-start the mine. The proposal would involve Arctic issuing new shares to a number of arm's length investors, primarily in Norway.

The Corporation supports the efforts of Arctic's management to raise financing for the ongoing efforts to re-open the Bj0rnevatn iron ore mine but is not prepared to commit any significant additional financial resources of its own to advance or maintain the project. Therefore, the Company is prepared to have its equity interest in Arctic diluted in order to allow Arctic to raise additional equity capital in the future.

There can be no assurance that Arctic will be successful in its efforts to independently raise the capital necessary to restart the Bj0rnevatn iron ore mine. To date, Arctic has not been successful in its efforts to raise financing. If Arctic fails to obtain, at a minimum, the funding necessary to retain the Bj0rnevatn iron ore mine on care and maintenance, Arctic may be forced to relinquish its entire interest in the project.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since the date of its most recent audited consolidated annual financial statements, which are incorporated by reference in this short form prospectus. The following table should be read in conjunction with those financial statements and the notes that accompany them.

                                                    As at                 As at
                                              December 31, 2000    February 28, 2002(2)
                                              -----------------    -------------------
                                                           (in US$000's)
Loans Payable to Related Parties (1)              $  21,588              $   4,764
Long-term Debt (including current portion)           66,403                 62,604
Shareholders' Equity
Share Capital
      Common Shares(3)                              414,489                460,837
Special Warrants(4)                                       -                 14,997
Additional Paid-in Capital                           10,375                  1,750
Accumulated Deficit                                (246,917)              (281,000)(5)
                                                  ---------              ---------
Total Consolidated Capitalization                 $ 265,938              $ 263,952
                                                  =========              =========

(1) Changes to Loans Payable to Related Parties reflect the conversion into 30,625,000 Common Shares on December 31, 2001 of US$23,075,474 face value of loans plus accrued interest owed by Ivanhoe's wholly-owned subsidiary, ABM Mining Limited, and its subsidiaries to related parties of Ivanhoe. For more information, see Ivanhoe's material change report dated January 7, 2002, which is incorporated herein by reference.

(2) With the exception of Common Shares, Special Warrants and Additional Paid-in Capital, the figures reported for February 28, 2002 represent an estimate.

(3) Changes to Common Share equity reflect the issuance by Ivanhoe of an aggregate of 15,220,889 Common Shares in private placements and public offerings during the year ended December 31, 2001, the deemed issue price for the 30,625,000 Common Shares issued on the conversion of related party loans as described in Note (1) above and 1,048,975 Common Shares issued pursuant to incentive stock options and other rights to purchase Common Shares exercised between December 31, 2000 and February 28, 2002.

(4) Proceeds from the Special Warrants issued pursuant to the First Subscription and Second Subscription.

(5) Reflects a write down of approximately US$5,500,000 in the carrying value of the Bjornevatn iron ore mine as at December 31, 2001 but does not reflect an anticipated but as yet unquantified write down in the carrying value of the Savage River iron ore mine as at December 31, 2001.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this prospectus, there are 171,880,884 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance and in the Yukon Business Corporations Act, and its regulations, Ivanhoe's governing statute.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

Special Warrants were issued pursuant to the First Subscription at a price of Cdn.$2.50 per Special Warrant and pursuant to the Second Subscription at a price of Cdn.$2.75 per Special Warrant. Both transactions closed on January 25, 2002. The prices of the Special Warrants were determined by negotiation between Ivanhoe and each of the Purchasers based on the closing market price of the Common Shares on the TSE on the day prior to Ivanhoe and each such Purchaser entering into a Subscription Agreement. Ivanhoe sold the Special Warrants directly to the Purchasers without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation and paid no fees or commissions in connection therewith. No fees or commissions will be payable by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

Each Special Warrant allows the holder to acquire, without any additional payment, one Common Share.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture dated January 25, 2002 (the "Special Warrant Indenture") between Ivanhoe and CIBC Mellon Trust Company, and will be deemed to be exercised on the fifth business day following the earlier of: (i) the date on which a receipt has been issued for a final prospectus qualifying the issuance of the Common Shares issuable upon exercise of the Special Warrants by the last of the securities commissions to do so in the Filing Provinces; and (ii) May 25, 2002.

Each Purchaser has represented and warranted in its Subscription Agreement that it was acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented in the Subscription Agreements.

This prospectus is being filed in the Filing Provinces to qualify the distribution of the Common Shares to be issued upon the exercise of the Special Warrants. Common Shares issued to holders of the Special Warrants in any province in which a receipt for this prospectus has not been issued may be subject to resale restrictions under applicable securities legislation.

The TSE has approved for listing the Common Shares issuable upon the exercise of the Special Warrants.

The Special Warrants and the Common Shares issuable upon exercise of the Special Warrants have not been registered under the United States Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws and may not be offered or sold or otherwise transferred in the United States to any U.S. Person (as defined in Regulation S under the U.S. Securities Act) and may not be sold in the United States or to U.S. Persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register the Common Shares issuable upon the exercise of the Special Warrants under the U.S. Securities Act.

                                 USE OF PROCEEDS

Pursuant to an agreement dated as of March 13, 2002, Ivanhoe agreed to sell, and an underwriting syndicate agreed to buy, 17,450,000 Common Shares (the "Underwritten Equity Financing"). See "Other Material Facts". The aggregate net proceeds of the Underwritten Equity Financing were approximately US$34,000,000 (Cdn$53,677,000). The aggregate net proceeds received by Ivanhoe from the sale of the Special Warrants pursuant to this Offering, after payment of expenses of the Offering, including preparation of this short form prospectus, estimated to be US$50,000 (Cdn$75,000), were approximately US$15,200,000 (Cdn$24,120,000).
Ivanhoe intends to allocate the combined net proceeds of this Offering and the Underwritten Equity Financing as follows:

(i)      to fund a two phase delineation and
         exploration drilling program in the Southwest
         Oyu zone of the Oyu Tolgoi Property                 -     US$ 8,000,000

(ii)     to fund an exploration drilling program in the
         South Oyu, Central Oyu, Airstrip and North
         Oyu zones of the Oyu Tolgoi Property                -     US$11,200,000

(iii)    to fund a metallurgical testing, scoping and
         pre-feasibility and related engineering studies
         on the Oyu Tolgoi Property                          -     US$ 3,400,000

(iv)     to fund a field reconnaisance and geochemical
         sampling program to identify drilling targets
         on Ivanhoe's other Mongolian mineral
         exploration properties                              -     US$ 3,500,000

(v)      to fund one or more exploration drilling
         programs on Ivanhoe's other Mongolian
         mineral exploration properties                      -     US$ 3,600,000

(vi)     to fund net holding, care and maintenance and
         operating costs of the Bakyrchik gold mine in
         Kazakhstan                                          -     US$ 3,750,000

(vii)    to fund general and administrative costs            -     US$10,000,000

(viii)   for working capital                                 -     US$ 5,750,000
                                                                   -------------
                                                Total:             US$49,200,000
                                                                   =============

Ivanhoe expects to incur the planned expenditures outlined above over a period of twelve to eighteen months. Drilling and other exploration expenditures will be contingent upon receipt of results which justify continued exploration of the target properties. In the absence of exploration results justifying ongoing expenditures on a particular property, Ivanhoe may re-allocate funds previously allocated for expenditure on that property to other properties now owned or acquired in the future.

The expenditures planned for the Bakyrchik gold mine represent the estimated cost to Ivanhoe of retaining its interest in the project, net of revenue generated from mining operations, over the next eighteen months. These net holding costs may be higher or lower depending on fluctuations in the price of gold and recovery rates from mining operations which, to date, have been lower than expected.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4 - Narrative Description of Business - Risk Factors" on pages 38 through 45 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus, and the following additional risk factors relating to Ivanhoe's Oyu Tolgoi exploration project:

OUR BUSINESS IN MONGOLIA MAY BE HARMED IF THE COUNTRY FAILS TO COMPLETE ITS TRANSITION FROM STATE SOCIALISM AND A PLANNED ECONOMY TO POLITICAL DEMOCRACY AND A FREE MARKET ECONOMY.

Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much progress remains to be made, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the "law". This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.

FUTURE AMENDMENTS TO MONGOLIAN LAWS COULD WEAKEN, SHORTEN OR CURTAIL OUR MINERAL EXPLORATION RIGHTS OR MAKE IT MORE DIFFICULT OR EXPENSIVE TO OBTAIN MINING RIGHTS AND CARRY OUT MINING.

Mongolia's Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most logical, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and harm Ivanhoe's ability to carry on business in Mongolia. Mongolian government civil servants have, in the past, unsuccessfully attempted to introduce amendments to the Minerals Law which would, from the perspective of the international mining industry, be regarded as counterproductive. Future amendments to the Minerals Law or new legislation, if implemented, could vary or abrogate key provisions of the Minerals Law in a manner that impairs Ivanhoe's ability to conduct exploration and mining in Mongolia.

THE MINERAL RESOURCES IDENTIFIED ON THE OYU TOLGOI PROPERTY DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY AND THE FEASIBILITY OF MINING HAS NOT BEEN ESTABLISHED.

The mineral resources identified to date on the Oyu Tolgoi Property are not mineral reserves and do not have demonstrated economic viability. There can be no assurance that mineral reserves will be identified on the property. The feasibility of mining on the Oyu Tolgoi Property has not been, and may never be, established.

LACK OF INFRASTRUCTURE IN PROXIMITY TO THE OYU TOLGOI PROPERTY COULD ADVERSELY AFFECT MINING FEASIBILITY.

The Oyu Tolgoi Property is located in an extremely remote area which lacks basic infrastructure, including sources of power, water, housing, food and transport. While Ivanhoe has established the limited infrastructure necessary to conduct exploration activities, it would need to establish substantially greater sources of power, water, physical plant and transport infrastructure in the area before it could conduct mining operations. The availability of such sources may adversely affect mining feasibility and will, in any event, require Ivanhoe to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

IVANHOE'S EXPLORATION LICENCES COULD EXPIRE BEFORE IVANHOE IS READY OR ABLE TO OBTAIN A MINING LICENCE.

The exploration licences for the Oyu Tolgoi Property expire in less than two years, and renewals of those licences are unavailable under the Minerals Law. Prior to such expiry, Ivanhoe will have to convert the exploration licences to mining licences or risk losing its rights to the Oyu Tolgoi Property. Ivanhoe may not be ready to commence mining activities when the exploration licences expire. Early in 2002, a law on Licences for Business Activities was enacted which has been interpreted by Mongolian bureaucrats as requiring aimag (provincial) government level approval as a condition to the grant of exploration and mining licences. There can be no assurance that Ivanhoe will be able to obtain such approval on acceptable terms or at all when applying for mining licences and exploration licences in the future.

                            SIGNIFICANT ACQUISITIONS

On December 31, 2000, Ivanhoe acquired all of the issued and outstanding common shares of ABM Mining Limited ("ABM"). The acquisition of ABM was a "significant acquisition" for the purposes of National Instrument 44-101 of the Canadian Securities Administrators ("NI 44-101").

See page 10 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus, for particulars of the terms of Ivanhoe's acquisition of ABM, the consideration paid, the effect of the transaction on Ivanhoe's financial position and the valuation opinion obtained in respect of the transaction pursuant to Ontario Securities Commission Rule 61-501 and Policy Q-27 of the Commission des valeurs mobilieres du Quebec. Ivanhoe acquired ABM from Robert M. Friedland, the Chairman of Ivanhoe's board of directors and Ivanhoe's largest shareholder.

The financial statements required under Part 4 of NI 44-101 are included in, and form a part of, this short form prospectus. See "Index to Financial Statements" and "Index to Pro Forma Financial Information".

                              OTHER MATERIAL FACTS

On March 25, 2002, Ivanhoe filed with the securities commissions in each of provinces of Canada, other than Quebec, a short form prospectus relating to the issuance of 17,450,000 Common Shares at a price of Cdn.$3.25 per Common Share to an underwriting syndicate consisting of Griffiths McBurney & Partners, HSBC Securities (Canada) Inc. and Haywood Securities Inc. (the "Underwriters") pursuant to an underwriting agreement dated as of March 13, 2002. The Underwriters will receive an underwriting fee in the aggregate amount of Cdn.$2,835,625.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia and Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In British Columbia and Ontario, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia), equivalent provisions of the securities laws of the other Filing Province or otherwise at law.

                          INDEX TO FINANCIAL STATEMENTS

ABM MINING LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                    Page
                                                                    ----
Auditors' Report...............................................     A-1

Consolidated Balance Sheet.....................................     A-2

Consolidated Statement of Earnings and Deficit.................     A-3

Consolidated Statement of Cash Flows...........................     A-4

Notes to the Consolidated Financial Statements.................     A-6

                    INDEX TO PRO FORMA FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENT OF LOSS FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                    Page
                                                                    ----
Compilation Report.............................................     B-1

Pro Forma Consolidated Statement of Loss.......................     B-2

Notes to the Pro Forma Consolidated Financial Information......     B-3